Exhibit 99.1

HIGHLIGHTS

“In Q1 2022, the product tanker markets showed a strong recovery resulting in a net profit of USD 10.4m. After the Russian invasion of Ukraine, the market is now the strongest for more than a decade. The market is currently trading above USD 40,000 on average per day for TORM’s fleet.” says Executive Director Jacob Meldgaard.

RESULT
In Q1 2022, TORM achieved TCE rates of USD/day 16,743 (2021, same period: USD/day 13,493) and an EBITDA of USD 60.4m (2021, same period: USD 18.9m). The profit before tax amounted to USD 10.7m (2021, same period a loss of USD 21.1m), and profit per share (EPS) was USD 0.13 or DKK 0.86 (2021, same period loss per share: USD 0.29 or DKK 1.80). Cash flow from operating activities was positive at USD 17.9m in Q1 2022 (2021, same period: USD 9.8m), and Return on Invested Capital (RoIC) was 4.4% (2021, same period: -2.7%).

MARKET CONDITIONS
At the start of Q1 2022, the product tanker market was negatively influenced by declining volumes of long-haul trade, resulting in LR rates falling below MR rates. In late February 2022, Russia’s invasion of Ukraine led to a partial re-routing of trade flows towards longer haul trade, resulting in freight rate hikes to levels last seen in the Spring of 2020. Self-sanctioning by Western oil majors and ship owners resulted in lower product flows, primarily diesel, from Russia to Europe, while high arbitrage spreads incentivized Middle Eastern and US diesel flows to Europe, increasing ton-mile demand for vessels.

OPERATIONAL UPDATE	None of TORM’s vessels have been in any of the critical areas since Russia’s invasion of Ukraine, and, thus, we have been able to maintain operational safety.

In Q1 2022, many countries lifted COVID-19-related restrictions despite significantly increasing numbers of infections from time to time. Despite a few non-severe cases on our vessels, TORM has been able to safeguard the health of both our shore-based employees and our seafarers due to high vaccination rates. We expect that restrictions worldwide will be lifted further in the coming quarters.

DISTRIBUTION POLICY
TORM’s distribution policy will be adjusted from Q1 2022 onwards to ensure a more direct link from cash generation to shareholder distribution. Going forward, TORM intends to distribute on a quarterly basis excess liquidity above a fixed threshold cash level as at the balance sheet day. For each quarter, the threshold cash level will be determined as the product of cash requirement per vessel and the number of owned and leased vessels in TORM’s fleet as at the balance sheet day.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	331

Excess liquidity is determined as TORM’s readily available liquidity less the threshold cash level. The readily available liquidity is defined as i) TORM’s cash balance at the last day of the quarter preceding the relevant distribution date excluding restricted cash, plus ii) undrawn amounts on TORM’s working capital facilities, minus iii) proceeds received from vessel sales, or additional proceeds from vessel refinancing, or securities offerings in the past 12 months earmarked for share repurchases, debt prepayment, vessel acquisitions, or general corporate purposes.

The cash requirement per vessel is fixed at USD 1.5m for 30 June 2022 and USD 1.8m for 30 September 2022 and onwards.

TORM’s distribution policy will be periodically reviewed and the actual distribution for each quarter will be at the Board of Director’s discretion. No dividend will be paid in connection with the first quarter report of 2022.

In addition to or instead of dividends, TORM will also consider share repurchases. Currently, TORM has authorization to acquire A-shares equivalent to a total of up to 9% of TORM’s share capital.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	332

HIGHLIGHTS

VESSEL TRANSACTIONS	During Q1 2022, TORM entered into agreements to sell TORM Horizon (MR) and TORM Tevere (Handy) with delivery and expected delivery to the new buyers during Q2 2022.

After the end of Q1 2022, TORM has purchased a second-hand LR2 vessel. The vessel will be financed by a sale and leaseback agreement with a Chinese leasing company. TORM expects to take delivery of the vessel during Q3 2022. TORM sold its oldest LR2 vessel, TORM Gudrun, which we expect to deliver to the new owner during Q2 2022. In addition, as a part of TORM’s strategic decision to gradually exit from the handy vessel class, TORM sold the last remaining Handysize vessel in April 2022. The vessel is expected to be delivered to the buyer during Q3 2022. Since 2017, TORM has sold a total of 11 Handysize vessels.

The LR1 vessel TORM Emilie which was sold in Q4 2021 was delivered to its new owner in early April 2022.

LIQUIDITY
As of 31 March 2022, TORM’s available liquidity was USD 139.6m consisting of USD 94.6m in cash and cash equivalents and USD 45.0m undrawn credit facility. TORM repaid USD 45m on RCF facilities during Q1 2022. Cash and cash equivalents include USD 19.7 m in restricted cash, primarily related to collateral for financial instruments. As of 31 March 2022, net interest-bearing debt amounted to USD 999.8m (2021: USD 743.4), and TORM's net loan-to-value (LTV) ratio was 51.5% (2021: 55.5%).

VESSEL VALUES
Based on broker valuations, TORM’s fleet had a market value of USD 1,957.4m including asset-held-for-sale as of end March 2022. Compared to broker valuations as of 31 December 2021, the market value of the fleet increased by USD 31.4m when adjusted for acquired and sold vessels in Q1 2021. The book value of TORM’s fleet was USD 1,973.4m as of 31 March 2022. The fleet was not impaired 31 March 2022, as TORM has assessed that were no indications of impairment and the book value were in line with the market value. Please refer to note 2 for further reference.

NET ASSET VALUE
Based on broker valuations, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 1,097.6m as of 31 March 2022 corresponding to a NAV/share of USD 13.6 (DKK 91.1). TORM’s book equity amounted to USD 1,094.5m as of 31 March 2022 corresponding to a book equity/share of USD 13.4 (DKK 90.0).

SCRUBBER UPDATE
As of 31 March 2022, TORM had installed 52 scrubbers out of 60 planned including scrubbers installed on purchased second-hand vessels. The remaining scrubbers are expected to be installed before the end of Q3 2023.

COVERAGE
As of 31 March 2022, 16% of the earning days in 2022 were covered at an average rate of USD/day 19,694. As of 08 May 2022, the coverage for Q2 2022 was 65% at USD/day 28,348. For the individual vessel classes, the coverage was 65% at USD/day 32,123 for LR2, 58% at USD/day 29,915 for LR1, 66% at USD/day 27,424 for MR and 48% at USD/day 12,490 for Handysize. Recent trading has been made at significantly higher levels.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	333

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of these and the ability to change crew and operate a vessel with COVID-19 infected crew, the operations of our customers and our business in general, the failure of our contract counterparties to meet their obligations, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities including but not limited to CO2 tariffs or trade tariffs , potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, weather, political events including “trade wars”, or acts of terrorism.

In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	334

KEY FIGURES

USDm	Q1 2022	Q1 2021	FY 2021

INCOME STATEMENT
Revenue	209.4	124.1	619.5
Time charter equivalent earnings (TCE) ¹⁾	123.4	76.7	378.6
Gross profit ¹⁾	74.1	32.4	188.1
EBITDA ¹⁾	60.4	18.9	136.9
Operating profit/(loss) (EBIT)	22.6	-11.6	1.4
Financial items	-11.9	-9.5	-42.2
Profit/(loss) before tax	10.7	-21.1	-40.8
Net profit/(loss) for the year/period	10.4	-21.3	-42.1
Net profit/(loss) ex. non-recurrent items¹⁾	13.0	-21.3	-36.4

BALANCE SHEET AND CASH FLOW
Non-current assets	1,959.9	1,763.9	1,967.7
Total assets	2,315.8	1,999.3	2,331.0
Equity	1,094.5	1,003.6	1,052.2
Total liabilities	1,221.3	995.7	1,278.8
Invested capital ¹⁾	2,081.5	1,735.6	2,011.3
Net interest-bearing debt ¹⁾	999.8	743.4	972.1
Net Asset Value (NAV) (USDm) ²⁾	1,097.6	788.8	1,007.5
Cash and cash equivalents incl. restricted cash	94.6	116.5	171.7
Free cash flow	-21.8	-22.1	-242.7

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 25-30.

	Q1 2022	Q1 2021	FY 2021

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
Gross profit	35.4%	26.1%	30.4%
EBITDA	28.8%	15.2%	22.1%
Operating profit/(loss)	10.8%	-9.3%	0.2%
Return on Equity (RoE)	3.9%	-8.4%	-4.1%
Return on Invested Capital (RoIC)	4.4%	-2.7%	0.0%
Adjusted RoIC	4.4%	-2.7%	0.2%
Equity ratio ³⁾	47.3%	50.2%	45.1%
TCE per day (USD)	16,743	13,493	13,703
OPEX per day (USD)	6,445	6,767	6,633
Loan-to-value (LTV) ratio ³⁾	51.5%	55.5%	52.3%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	0.13	-0.29	-0.54
Diluted earnings/(loss) per share	0.12	-0.28	-0.54
Dividend per share	-	-	-
Net Asset Value per share (NAV/share) ³⁾	13.6	10.6	12.5
Stock price in DKK, end of period ³⁾	58.1	57.8	51.7
Number of shares ³⁾ ⁴⁾	80.9	74.4	80.7
Number of shares, weighted average (million) ⁴⁾	80.8	74.4	78.1

²⁾ Based on broker valuations, excluding charter commitments.
³⁾ End of period
⁴⁾ Excluding treasury shares

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	335

THE PRODUCT TANKER MARKET

The product tanker market was heavily influenced by the shift in trade patterns towards longer haul trade as a result of the Russian invasion of Ukraine, and the following changes to tonnage availability in different geographical positions.

The volume of long-haul inter-basin trade with clean petroleum products declining in the beginning of Q1 2022 resulted in LR rates falling below MR rates. Russia’s invasion of Ukraine led to market disruption, and freight rates hiked to levels last seen in the Spring of 2020 and further led to increased uncertainty on the oil market which sent the price of crude oil to the highest since 2008. As a result of US and UK sanctions on oil trade with Russia and self-sanctioning by numerous Western oil market actors and ship owners, clean product flows from Russia declined from the highs we saw in January and February 2022. This led to a surge in diesel prices in Europe and to record high arbitrage spreads for sending Middle Eastern and US diesel to Europe, and consequently increasing long-haul flows.

Refinery margins saw multi-year highs globally following the onset of the war in Ukraine and were especially supportive in the US Gulf Coast. In Europe, margins have been somewhat pressured by strong crude pricing (Brent), with actual earnings for European refineries likely being further negatively affected by the high natural gas prices. Global refinery margins were estimated at USD 15.7/barrel in March 2022, up from USD 5.5/b in February 2022, while margins in the US Gulf averaged USD 21.5/b in March 2022.

Overall for Q1 2022, the markets in the West outperformed the markets in the East, with the US Gulf benefitting not only from increased flows to Europe, but also from a strong demand from South America. Product exports from the US Gulf surged from an average of 1.9m b/d in the two first months of the quarter to 2.3m

b/d in March 2022, with USG refiners reacting swiftly to the strong margins landscape and running at around 95% utilization. At the same time, low gasoline flows to the US from Europe led to tonnage undersupply in the US Gulf, leading to surging freight rates towards the end of Q1 and into Q2 2022. In early Q2 2022, US Gulf freight rates for MR tankers peaked at around USD 100,000/day.

In the East, freight markets generally lagged Western markets significantly in the first two months of Q2 2022, a consequence of low Chinese exports as well as closed arbitrages to send products to the West of Suez basins. However, clean petroleum product exports to the West of Suez basins surged in March 2022, from around 1.3m b/d to 1.9m b/d, driven by increased exports from India and the Middle East to Europe. Increased COVID-19 cases in China and the consequent lockdowns which led to lower domestic oil demand, underpinned higher product exports from China during March 2022 and into Q2 2022 supporting both the MR and LR vessel classes.

The crude tanker market saw similar price hikes in the smaller vessel classes, with VLCCs continuing to be negatively influenced by OPEC production underperformance.

At the start of Q2 2022, the product tanker market continued at firm levels. The trade re-routing which started in March 2022, has continued, with increased product flows from the US to Europe. The release of strategic crude inventories from the US from May 2022 is expected to lead to increased crude exports from the US, supporting the crude tanker market. Aframax markets, especially in the West, are currently being supported by the need for Europe to source alternative crude oils, leading to elevated freight earnings in the dirty markets. As a consequence, in early Q2 2022, we have seen a range of LR vessels move from clean to dirty trading –

something we expect will bring support to clean LR freight rates in the coming months.

The global product tanker fleet (above 25,000 dwt) grew by 0.4% in the first quarter of 2022.
(source: TORM).

TORM’s product tanker fleet realized average TCE earnings of USD/day 16,743 (24% up year on year), during Q1 2022

•	LR2 fleet at USD/day 18,432 (12% up year on year)
•	LR1 fleet at USD/day 16,424 (11% up year on year)
•	MR fleet at USD/day 16,462 (27% up year on year)
•	Handysize fleet at USD/day 13,614 (85% up year on year)

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	336

OUTLOOK FOR Q2 AND FULL YEAR 2022

OUTLOOK FOR SECOND QUARTER 2022

•	As of 31 March 2022, TORM had covered 16% of the earning days in Q2 2022 at USD/day 19,694

•	As of 08 May 2022, the coverage for the second quarter of 2022 was 65% at USD/day 28,348

•	Recent trading has been made at significantly higher levels

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

FINANCIAL OUTLOOK FOR 2022

For 2022, TORM expects higher rates than 2021 (2021: USD/day 13,703) and to return to a net profit before tax (2021: loss of USD 41m). TORM expects to maintain a low cost base in line with a normalized profit before tax (PBT) break-even TCE rate in FY 2022 of approximately USD/day 15,000. The below table illustrates the PBT sensitivity per each increase in TCE of USD/day 1,000 assuming 15,448 open days in 2022.

As of 08 May 2022, TORM had covered 29% of the remaining earning days in 2022 at USD/day 25,530. Assuming an unchanged TCE rate of USD/day 25,530 for the rest of 2022 and a rate sensitivity of +/- 1,000 USD/day, profit before tax excluding non-recurrent items would amount to USD 226-257m assuming all other things equal.

DISCLAIMER ON FINANCIAL OUTLOOK:

The purpose of this Financial Outlook for 2022 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2022, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 4, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included this Financial Outlook for 2022 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2022.

PROFIT BEFORE TAX SENSITIVITY TO USD 1,000 / DAY TCE EARNINGS

	1H 2022	2H 2022	FY 2022
Earning days	14,760	14,617	29,378
Open days	2,563	12,886	15,448
Coverage Ratio	82.6%	11.8%	47.4%
PBT effect	USD 3m	USD 13m	USD 15m

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	337

TOTAL PHYSICAL AND COVERED DAYS IN TORM – DATA AS OF 31 MARCH 2022

	2022	2023	2024
Total physical days
LR2	4,208	5,620	5,791
LR1	2,081	2,838	2,879
MR	15,752	20,650	20,761
Handysize	280	363	331
Total	22,321	29,472	29,762

Covered days
LR2	506	-	-
LR1	340	-	-
MR	2,778	2	-
Handysize	19	-	-
Total	3,643	2	-

Fair value of freight rate contracts that are mark-to-market in the income statement:
- Contracts not included above: USD 6.1m
- Contracts included above: USD –5.7m
	2022	2023	2024
Covered, %
LR2	12	-	-
LR1	16	-	-
MR	18	-	-
Handysize	7	-	-
Total	16	-	-

Coverage rates, USD/day
LR2	19,710	-	-
LR1	24,430	-	-
MR	19,160	16,024	-
Handysize	12,537	-	-
Total	19,694	16,024	-

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	338

EARNINGS DATA

USDm	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Change Q1 21 - Q1 22	12-month avg.

LR2 vessels
Available earning days	847	788	1,143	1,201	1,340	58%
Spot rates ¹⁾	10,221	11,716	13,217	16,658	17,220	68%	15,444
TCE per earning day ²⁾	16,455	14,303	15,315	15,529	18,432	12%	16,128
Operating days	900	931	1,148	1,228	1,346	50%
Operating expenses per operating day	6,779	7,019	6,833	7,276	6,615	-2%	6,924
LR1 vessels
Available earning days	805	813	760	828	694	-14%
Spot rates ¹⁾	13,710	12,954	11,694	15,196	20,201	47%	14,931
TCE per earning day ²⁾	14,750	14,914	11,211	16,347	16,424	11%	14,726
Operating days	810	819	828	828	810	0%
Operating expenses per operating day	7,527	6,329	6,271	6,527	6,668	-11%	6,448
MR vessels
Available earning days	4,378	4,750	5,227	5,348	5,254	20%
Spot rates ¹⁾	11,838	14,009	12,578	13,194	16,525	40%	13,974
TCE per earning day ²⁾	12,935	14,566	12,785	13,329	16,462	27%	14,276
Operating days	4,663	4,997	5,407	5,428	5,310	14%
Operating expenses per operating day	6,656	6,523	6,402	6,694	6,391	-4%	6,503
Handy vessels
Available earning days	176	182	184	184	180	2%
Spot rates ¹⁾	7,382	14,916	6,283	10,444	13,391	81%	11,117
TCE per earning day ²⁾	7,362	15,062	6,304	10,060	13,614	85%	11,237
Operating days	180	182	184	184	180	0%
Operating expenses per operating day	6,159	5,637	7,007	6,387	5,762	-6%	6,202
Tanker segment
Available earning days	6,206	6,533	7,314	7,561	7,468	20%
Spot rates ¹⁾	11,889	13,760	12,350	13,805	16,884	42%	14,164
TCE per earning day ²⁾	13,493	14,591	12,854	13,929	16,743	24%	14,534
Operating days	6,553	6,929	7,567	7,668	7,646	17%
Operating expenses per operating day	6,767	6,543	6,467	6,762	6,445	-5%	6,555
¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	339

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT
The table shows TORM’s operating fleet. In addition to 63 owned product tankers, TORM had 22 vessels under sale and leaseback arrangements as of 31 March 2022.

During Q1 2022, TORM completed the last of the nine MR vessels which were sold and leased back. Further, TORM took delivery of the last LR2 vessel under our newbuilding program.

After Q1 2022, TORM delivered the handysize vessel, TORM Tevere and the LR1 vessel, TORM Emilie to their new owners.

Further, TORM entered into an agreement to sell our LR2 vessel (TORM Gudrun), MR vessel (TORM Horizon),handysize vessel (TORM Gyda) and expects to deliver the vessels to their new owners during Q2 2022 for the first two vessels and Q3 2022 for the last vessel, respectively.

TORM Emilie (LR1 vessel), TORM Horizon (MR vessel) and TORM Tevere (Handysize vessel) are classified as asset-held-for-sale as of 31 March 2022.

Finally, also after the end of Q1 2022, TORM entered into an agreement to purchase a 2016-built second-hand LR2 vessel. The vessel is expected to be delivered to TORM during Q3 2022.

	Q3 2021	Changes	Q4 2021	Changes	Q1 2022	Changes	Q2 2022	Changes	2022
Owned vessels
LR2	10	-	10	-	10	-1	9	-	9
LR1	9	-	9	-	9	-1	8	-	8
MR	51	-8	43	-1	42	-1	41	-	41
Handysize	2	-	2	-	2	-1	1	-1	-
Total	72	-8	64	-1	63	-4	59	-1	58

Chartered-in and leaseback vessels
LR2	3	1	4	1	5	-	5	1	6
LR1	-	-	-	-	-	-	-	-	-
MR	8	8	16	1	17	-	17	-	17
Handysize	-	-	-	-	-	-	-	-	-
Total	11	9	20	2	22	-	22	1	23

Total fleet	83	1	84	1	85	-4	81	-	81

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3310

FINANCIAL REVIEW

INCOME STATEMENT
The gross profit for the three months ended 31 March 2022 was USD 74.1m (2021, same period: USD 32.4m). The increase compared to the same period in 2021 was due to higher freight rates and increased number of earning days. The average TCE rate for the three months ended 31 March 2022 was USD/day 16,743 (2021, same period: USD/day 13,493). Available earning days were 7,468 (2021, same period: 6,206).
Administrative expenses for the three months ended 31 March 2022 were USD 13.4m (2021, same period: USD 13.6m).
The result before interest, tax and depreciation (EBITDA) for the three months ended 31 March 2022 was a profit of USD 60.4m (2021, same period: USD 18.9m).
Depreciation for the three months ended 31 March 2022 was USD 35.2m (2021, same period: USD 30.5m) resulting from the increased fleet size.

The operating profit (EBIT) for the three months ended 31 March 2022 was USD 22.6m (2021, same period: loss USD 11.6m). The increase was mainly due to higher freight rates.

Financial expenses for the three months ended 31 March 2022 were USD 11.9m (2021, same period: USD 9.6m). The increase was primarily driven by higher lease interest expenses compared to 2021 following the sale-and-leaseback refinancings in the second half of 2021.

The result after tax for the three months ended 31 March 2022 was USD 10.4m (2021, same period: USD -21.3m).

OTHER COMPREHENSIVE INCOME
Other comprehensive income for the three months ended 31 March 2022 was USD 29.9m (2021, same period: USD 6.0m). The increase was primarily due to positive fair value adjustment of interest rate swaps.

Total comprehensive income for the three months ended 31 March 2022 was USD 40.3m (2021, same period: loss of USD 15.3m). The development in total comprehensive income was primarily driven by the positive fair value adjustment of interest rate swaps and the increase in profit for the period.

ASSETS
As of 31 March 2022, total assets amounted to USD 2,315.8m.

The carrying value of the fleet was USD 1,973.4m including assets held for sale as of 31 March 2022. Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,957.4m including assets held for sale as of 31 March 2022.

DEBT
As of 31 March 2022, net interest-bearing debt amounted to USD 999.8m. As of 31 March 2022, TORM was in compliance with the financial covenants.

EQUITY
As of 31 March 2022, TORM’s equity was USD 1,094.5m. TORM held treasury shares equivalent to 0.6% of TORM’s share capital.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3311

FINANCIAL REVIEW

LIQUIDITY
As of 31 March 2022, TORM’s available liquidity was USD 139.6m consisting of 94.6m in cash and cash equivalents, including restricted cash and USD 45m of undrawn credit facilities.

Cash and cash equivalents include USD 19.7m in restricted cash, primarily related to collateral for financial instruments. As of 31 March 2022, net interest-bearing debt amounted to USD 999.8m, and TORM's loan-to-value (LTV) ratio was 51.5%.

As of 31 March 2022 TORM had expected CAPEX of USD 12.6m for scrubber retrofits and 0.7m for flettner rotor installations.

CASH FLOW
Cash flow from operating activities for the three months ended 31 March 2022 amounted to USD 17.9m (2021, same period: USD 9.8m). The increase was primarily due to an increase in cash flows from primary activities.

Cash flow from investing activities for the three months ended 31 March 2022 was USD -39.7m (2021, same period: USD –31.9.m). The change was primarily driven by a cash outflow from the delivery of the one LR2 product tanker newbuilding.

Cash flow from financing activities for the three months ended 31 March 2022 was USD -48.1m (2021, same period: USD 12.2m), primarily driven by repayment on the working capital facility.

Net cash flow from operating, investing and financing activities for the three months ended 31 March 2022 was USD -69.9m (2021, same period: USD -9.9m). The decrease in net cash flow was driven by an increase in net cash flow from financing and investing activities and partly offset by a increase in cash inflow from operating activities.

RELATED PARTY TRANSACTIONS
During the three months ended 31 March 2022, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 1.7m in total. The joint venture will continue to assist TORM in installing scrubbers.

RISKS AND UNCERTAINTIES
There are a number of key risks and uncertainties which could have a material impact on the Group’s performance over the remaining nine months of 2022.. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2021 and are summarized below:

•
Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Further, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of COVID-19 and the oil demand, supply and price development underpin the risk

•
The geopolitical risk increased significantly following Russia’s invasion of Ukraine in February 2022. The sanctions imposed on Russia by the Western nations increased uncertainty on the general energy market. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain.. We do not expect any direct impact on our operations although we expect increased volatility in freight rates, bunker cost, foreign exchange rates and vessel values.
•	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases
•	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 21 of the Annual Report 2021.

DIVIDENDS
In line with TORM’s Distribution Policy to semi-annually distribute 25 to 50% of net income following the half-year and full-year results, no dividends have been recommended by the Board of Directors for the three months ended 31 March 2022.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3312

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 1 January 2022 and additional Danish disclosure requirements for interim reports of listed companies.

•	The interim report give a true and fair view of the Group’s financial position as of 31 March 2022 as well as of Group’s financial performance and cash flow for the period 1 January – 31 March 2022.

•
The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining nine months of the year.

•	The interim management report includes a fair review of the material related party transactions that have taken place in the period and material changes to those described in the last annual report

Jacob Meldgaard
Executive Director
11 May 2022

DISCLAIMER
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3313

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q1 2022	Q1 2021	FY 2021
Revenue		209.4	124.1	619.5
Port expenses, bunkers and commissions		-86.0	-47.4	-240.9
Operating expenses	1	-49.3	-44.3	-190.5
Administrative expenses	1, 2	-13.4	-13.6	-51.5
Other operating income and expenses		-0.3	-	0.4
Share of profit/(loss) from joint ventures		-	0.1	-0.1
Impairment losses and reversal of impairment on tangible assets	2	-2.6	-	-4.6
Depreciation	2	-35.2	-30.5	-130.9

Operating profit/(loss) (EBIT)		22.6	-11.6	1.4

Financial income		-	0.1	0.2
Financial expenses		-11.9	-9.6	-42.4

Profit/(loss) before tax		10.7	-21.1	-40.8

Tax		-0.3	-0.2	-1.3

Net profit/(loss) for the period		10.4	-21.3	-42.1

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		0.13	-0.29	-0.54
Diluted earnings/(loss) per share (USD)		0.12	-0.28	-0.54

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3314

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q1 2022	Q1 2021	FY 2021

Net profit/(loss) for the year	10.4	-21.3	-42.1

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-0.1	-	-0.2
Fair value adjustment on hedging instruments	27.0	4.7	8.4
Fair value adjustment on hedging instruments transferred to income statement	3.0	1.3	8.7

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	-	-	-
Other comprehensive income/(loss) after tax ¹⁾	29.9	6.0	16.9

Total comprehensive income/(loss) for the year	40.3	-15.3	-25.2

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3315

CONDENSED CONSOLIDATED BALANCE SHEET

		31 March	31 March	31 December
USDm	Note	2022	2021	2021
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		4.3	5.9	4.8
Vessels and capitalized dry-docking	2	1,942.8	1,719.2	1,937.8
Prepayments on vessels	3	-	24.8	12.0
Other plant and operating equipment		6.0	7.2	6.3
Total tangible fixed assets		1,953.1	1,757.1	1,960.9

Financial assets
Investments in joint ventures		1.4	1.6	1.5
Loan receivables		4.6	4.6	4.6
Deferred tax asset		0.6	0.6	0.7
Other investments		0.2	-	-
Total financial assets		6.8	6.8	6.8

Total non-current assets		1,959.9	1,763.9	1,967.7

CURRENT ASSETS
Bunkers		58.6	30.0	48.8
Freight receivables		100.4	52.2	84.0
Other receivables		64.5	33.7	40.0
Prepayments		7.2	3.0	5.6
Cash and cash equivalents incl. restricted cash		94.6	116.5	171.7
Current assets, excluding assets held-for-sale		325.3	235.4	350.1

Assets held-for-sale	2	30.6	-	13.2

Total current assets		355.9	235.4	363.3

TOTAL ASSETS		2,315.8	1,999.3	2,331.0

		31 March	31 March	31 December
USDm	Note	2022	2021	2021
EQUITY AND LIABILITIES
EQUITY
Common shares		0.8	0.7	0.8
Share premium		160.9	102.8	159.6
Treasury shares		-4.2	-4.2	-4.2
Hedging reserves		26.4	-14.7	-3.6
Translation reserves		0.1	0.4	0.1
Retained profit		910.5	918.6	899.5
Total equity		1,094.5	1,003.6	1,052.2

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held over gains		45.2	45.2	45.2
Borrowings	4	954.6	743.5	926.4
Total non-current liabilities		999.8	788.7	971.6

CURRENT LIABILITIES
Borrowings	4	131.6	109.6	209.0
Trade payables		35.6	18.7	35.3
Current tax liabilities		0.9	1.1	0.9
Other liabilities		35.1	59.3	43.7
Provisions	5	18.3	18.3	18.3
Total current liabilities		221.5	207.0	307.2

Total liabilities		1,221.3	995.7	1,278.8

TOTAL EQUITY AND LIABILITIES		2,315.8	1,999.3	2,331.0

Contingent liabilities	6
Post balance sheet date events	7
Related party transactions	8
Accounting policies	9

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3316

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
01 JANUARY- 31 MARCH

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2022	0.8	159.6	-4.2	-3.6	0.1	899.5	1,052.2

Comprehensive income/loss for the period
Net profit/(loss) for the period	-	-	-	-	-	10.4	10.4
Other comprehensive income/(loss) for the period	-	-	-	30.0	-	-	30.0
Total comprehensive income/(loss) for the period	-	-	-	30.0	-	10.4	40.4

Capital increase	-	1.3	-	-	-	-	1.3
Share-based compensation	-	-	-	-	-	0.6	0.6
Total changes in equity for the period	-	1.3	-	30.0	-	11.0	42.3

Equity as of 31 March 2022	0.8	160.9	-4.2	26.4	0.1	910.5	1,094.5

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Total

Equity as of 1 January 2021	0.7	102.0	-4.2	-20.7	0.4	939.3	1,017.5

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	-21.3	-21.3
Other comprehensive income/(loss) for the period	-	-	-	6.0	-	-	6.0
Total comprehensive income/(loss) for the period	-	-	-	6.0	-	-21.3	-15.3

Capital increase	-	0.8	-	-	-	-	0.8
Share-based compensation	-	-	-	-	-	0.6	0.6
Total changes in equity for the period	-	0.8	-	6.0	-	-20.7	-13.9

Equity as of 31 March 2021	0.7	102.8	-4.2	-14.7	0.4	918.6	1,003.6

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3317

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1 2022	Q1 2021	FY 2021
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	10.4	-21.3	-42.1

Reversals:
Depreciation	35.2	30.5	130.9
Impairment losses and reversal of impairment losses on tangible assets	2.6	-	4.6
Share of profit/(loss) from joint ventures	-	-0.1	0.1
Financial income	-	-0.1	-0.2
Financial expenses	11.9	9.6	42.4
Tax expenses	0.3	0.2	1.3
Other non-cash movements	2.4	7.0	1.3

Dividends received from joint ventures	-	0.3	0.3
Interest received and realized exchange gains	-	0.1	0.2
Interest paid and realized exchange losses	-14.2	-10.0	-41.0
Income taxes paid	-0.3	-0.2	-1.4
Change in bunkers, receivables and payables, etc.	-30.4	-6.2	-48.5

Net cash flow from operating activities	17.9	9.8	47.9

USDm	Q1 2022	Q1 2021	FY 2021
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets ¹⁾	-46.9	-41.0	-319.8
Sale of tangible fixed assets	-	-	10.0
Change in restricted cash	7.2	9.1	19.2

Net cash flow from investing activities	-39.7	-31.9	-290.6

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	38.2	38.4	548.8
Repayment, borrowings	-87.6	-27.0	-253.4
Capital increase ¹⁾	1.3	0.8	2.9
Transaction costs share issue	-	-	-0.3

Net cash flow from financing activities	-48.1	12.2	298.0

Net cash flow from operating, investing and financing activities	-69.9	-9.9	55.3

Cash and cash equivalents beginning balance	144.8	89.5	89.5
Cash and cash equivalents ending balance	74.9	79.6	144.8
Restricted cash equivalents ending balance	19.7	36.9	26.9
Cash and cash equivalents including restricted cash ending balance	94.6	116.5	171.7

¹⁾ In Q2 and Q3 2021 share capital was increased by USD 57.9m in total including a USD 55.0m non-cash share issue in relation to acquisition of eight vessels.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3318

NOTES

NOTE 1 – STAFF COSTS

USDm	Q1 2022	Q1 2021	FY 2021

Included in operating expenses	2.3	2.4	9.7
Included in administrative expenses	10.8	11.3	42.4
Total staff costs	13.1	13.7	52.1

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 61.5m (31 March 2021: USD 63.5m, 31 December 2021: USD 65.9m)

The depreciation for the three months ended 31 March 2022 related to "Other plant and operating equipment" of USD 0.6m (31 March 2021: USD 0.6m, 31 December 2021: USD2.4m) and “Land and buildings” of USD 0.6m (31 March 2021: USD 0.4m, 31 December 2021: USD2.3m) is related to the “Administrative expenses”.

Impairment assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report 2021 (please refer to Note 8 in the Annual Report 2021). Based on this, TORM has assessed that no impairment indicators are noted, as there were no significant changes in the assumptions to either the fair value or the value in use, and therefore TORM does not find any need to reassess the recoverable amount as of 31 March 2022.

Assets sold during the period
During Q1 2022, TORM sold two vessels, which are presented as assets held for sale as of 31 March 2022. The sales resulted in an impairment loss of USD 2.6m recognized in the income statement. The fair value of the assets held for sale of USD 30.6 represents the sales price less expected transaction costs for three vessels. The vessels are expected to be delivered to their new owners during Q2 2022.

NOTE 2 – continued

	31 March	31 March	31 December
USDm	2022	2021	2021

Cost:
Balance as of beginning of period	2,443.3	2,160.1	2,160.1
Additions	8.0	24.4	290.3
Disposals	-	-2.2	-40.9
Transferred from prepayments	50.8	1.6	78.6
Transferred to assets held-for-sale	-36.4	-	-44.8
Balance	2,465.7	2,183.9	2,443.3

Depreciation:
Balance as of beginning of period	475.0	406.2	406.2
Disposals	-	-2.2	-40.9
Depreciation for the period	34.0	29.3	126.2
Transferred to assets held-for-sale	-13.3	-	-16.5
Balance	495.7	433.3	475.0

Impairment:
Balance as of beginning of period	30.5	31.4	31.4
Impairment losses on tangible fixed assets	2.6	-	4.6
Transferred to assets held-for-sale	-5.9	-	-5.5
Balance	27.2	31.4	30.5

Carrying amount	1,942.8	1,719.2	1,937.8

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3319

NOTE 3 – PREPAYMENTS ON VESSELS

	31 March	31 March	31 December
USDm	2022	2021	2021

Balance as of beginning of period	12.0	12.0	12.0
Additions	38.8	14.4	78.6
Transferred to vessels	-50.8	-1.6	-78.6
Carrying amount	-	24.8	12.0

NOTE 4 – BORROWINGS

	31 March	31 March	31 December
USDm	2022	2021	2021

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	132.0	109.5	209.2
Falling due between one and two years	128.5	109.6	128.1
Falling due between two and three years	138.6	108.8	138.3
Falling due between three and four years	218.2	116.8	134.1
Falling due between four and five years	97.5	189.5	181.3
Falling due after five years	379.2	223.0	351.8
Total	1,094.0	857.2	1,142.8

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 12.8m (31 March 2021: USD 11.4m, 31 December 2021: USD 13.0m) and debt regarding Land and buildings & Other plant and operating equipment USD 5.0m (31 March 2021: USD 7.4m, 31 December 2021: USD 5.6m)

As of 31 March 2022, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2022.

NOTE 5 – PROVISIONS

Since 2020, the Group has been involved in two cargo claims, both relating to one customer having issued indemnities to TORM for safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The Group has recognized provisions in the total amount of USD 18.3m relating to the two claims. The proceedings are ongoing and, therefore, the provisions recognized are subject to uncertainty related to both timing and amount.

NOTE 6 – CONTINGENT LIABILITIES

The Group is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations, and cash flows.

NOTE 7 – POST BALANCE SHEET DATE EVENTS

After Q1 2022, TORM purchased a second-hand LR2 vessel. The vessel will be financed by a sale and leaseback agreement. The vessel is expected to be delivered during Q3 2022. TORM sold an LR2 vessel (TORM Gudrun) and a handysize vessel (TORM Gyda). TORM expects to delivery vessels during Q2 2022 and Q3 2022, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

During Q1 2022, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 1.7m in total. The joint venture will continue to assist TORM in installing scrubbers.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3320

NOTE 9 – ACCOUNTING POLICIES & GOING CONCERN

General information
The information for the year ended 31 December 2021 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the period 01 January-31 March 2022 is not audited or reviewed.

Significant accounting policies
The interim report for the period 01 January-31 March 2022 is presented in accordance with IAS 34 "Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 1 January 2022.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2022:

•	Annual Improvements to IFRS 2018-2020 relating to IFRS 1, IFRS 9 and IAS 41
•	Amendments to IFRS 3 – Reference to the Conceptual Framework
•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use
•	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract.

It is assessed that application of these effective on 01 January 2022 has not had any material impact on the consolidated financial statements in 2022. The interim report has been prepared using the same accounting policies and methods of computation as the Annual Report 2021.

For critical estimates and judgements, please refer to the Annual report 2021, pages 124-125.

Going concern
TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 31 March 2022, TORM’s available liquidity including undrawn facilities was USD 139.6m, including a total cash position of USD 94.6m (including restricted cash of USD 19.7m). TORM’s net interest-bearing debt was USD 999.8m, and the net debt loan-to-value ratio was 51.5%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

NOTE 9 – continued

The sensitivity calculations are similar to those applied in connection with covenant testing in the Annual Report. The principal risks and uncertainties facing TORM are set out on page [12].

At the moment, TORM pays special attention to the significantly increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market and the global development in COVID-19 to a smaller extent than previously the global development in COVID-19. The financial impact going forward is uncertain, but TORM currently expects that the possible effects are covered within the sensitivity calculations.

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, TORM will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3321

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Revenue	209.4	189.1	155.5	150.8	124.1
Port expenses, bunkers and commissions	-86.0	-82.3	-63.9	-47.3	-47.4
Operating expenses	-49.3	-51.9	-48.9	-45.4	-44.3
Administrative expenses	-13.4	-12.4	-12.3	-13.2	-13.6
Other operating income and expenses	-0.3	0.4	0.1	-0.1	-
Share of profit/(loss) from joint ventures	-	-	-0.1	-0.1	0.1
Impairment losses and reversal of impairment on tangible assets	-2.6	-3.8	-	-0.8	-
Depreciation	-35.2	-34.8	-34.1	-31.5	-30.5

Operating profit/(loss) (EBIT)	22.6	4.3	-3.7	12.4	-11.6

Financial income	-	-	0.1	-	0.1
Financial expenses	-11.9	-12.3	-10.5	-10.0	-9.6

Profit/(loss) before tax	10.7	-8.0	-14.1	2.4	-21.1

Tax	-0.3	-0.2	-0.6	-0.3	-0.2

Net profit/(loss) for the period	10.4	-8.2	-14.7	2.1	-21.3

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	0.13	-0.10	-0.18	0.03	-0.29
Diluted earnings/(loss) per share (USD)	0.12	-0.10	-0.19	0.03	-0.28

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3322

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	10.4	-8.2	-14.7	2.1	-21.3

Reversals:
Depreciation	35.2	34.8	34.1	31.5	30.5
Impairment losses and reversal of impairment losses on tangible assets	2.6	3.8	-	0.8	-
Share of profit/(loss) from joint ventures	-	-	0.1	0.1	-0.1
Financial income	-	-	-0.1	-	-0.1
Financial expenses	11.9	12.3	10.5	10.0	9.6
Tax expenses	0.3	0.2	0.6	0.3	0.2
Other non-cash movements	2.4	-1.0	2.9	-7.6	7.0
Dividends received from joint ventures	-	-	-	-	0.3
Interest received and realized exchange gains	-	-	-	0.1	0.1
Interest paid and realized exchange losses	-14.2	-8.9	-12.2	-9.9	-10.0
Income taxes paid	-0.3	-1.1	-0.2	0.1	-0.2
Change in bunkers, receivables and payables, etc.	-30.4	-19.2	-9.0	-14.1	-6.2

Net cash flow from operating activities	17.9	12.7	12.0	13.4	9.8

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3323

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-46.9	-47.5	-61.8	-169.5	-41.0
Sale of tangible fixed assets	-	-	-	10.0	-
Change in restricted cash	7.2	-21.2	1.5	29.8	9.1

Net cash flow from investing activities	-39.7	-68.7	-60.3	-129.7	-31.9

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	38.2	210.2	128.1	172.2	38.4
Repayment, borrowings	-87.6	-114.5	-80.8	-31.2	-27.0
Capital increase	1.3	0.9	1.0	0.2	0.8
Transaction costs capital increase	-	-	-	-0.3	-

Net cash flow from financing activities	-48.1	96.6	48.3	140.9	12.2

Net cash flow from operating, investing and financing activities	-69.9	40.6	-	24.6	-9.9

Cash and cash equivalents, beginning balance	144.8	104.2	104.2	79.6	89.5
Cash and cash equivalents, ending balance	74.9	144.8	104.2	104.2	79.6
Restricted cash, ending balance	19.7	26.9	5.7	7.1	36.9
Cash and cash equivalents including restricted cash, ending balance	94.6	171.7	109.9	111.3	116.5

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3324

GLOSSARY
KEY FINANCIAL FIGURES

TCE %	=	TCE Revenue

TCE per day	=	TCE Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3325

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report and therefore we refer to the principles for these on pages 175-179 in the TORM plc Annual Report 2020. See www.torm.com/investors.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 2). TORM reports net profit excluding non-recurrent items because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets.

USDm	Q1 2022	Q1 2021	FY 2021
Reconciliation to net profit/(loss) for the year
Net profit/(loss) for the year	10.4	-21.3	-42.1
Impairment losses and reversals on tangible assets	2.6	-	4.6
Expense of capitalized bank fees at refinancing	-	-	1.1
Net profit/(loss) for the year ex.non-recurrent items	13.0	-21.3	-36.4

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from Revenue to TCE earnings:

USDm	Q1 2022	Q1 2021	FY 2021
Reconciliation to revenue
Revenue	209.4	124.1	619.5
Port expenses, bunkers and commissions	-86.0	-47.4	-240.9
TCE earnings	123.4	76.7	378.6

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2022	Q1 2021	FY 2021
Reconciliation to revenue
Revenue	209.4	124.1	619.5
Port expenses, bunkers and commissions	-86.0	-47.4	-240.9
Operating expenses	-49.3	-44.3	-190.5
Gross profit	74.1	32.4	188.1

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3326

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in the Company's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of the Company's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items that affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q1 2022	Q1 2021	FY 2021
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	10.4	-21.3	-42.1
Tax	0.3	0.2	1.3
Financial expenses	11.9	9.6	42.4
Financial income	-	-0.1	-0.2
Depreciation	35.2	30.5	130.9
Impairment losses and reversal of impairment on tangible assets	2.6	-	4.6
EBITDA	60.4	18.9	136.9

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in the Group. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q1 2022	Q1 2021	FY 2021
Operating profit/(loss) (EBIT)	22.6	-11.6	1.4
Tax	-0.3	-0.2	-1.3
EBIT less Tax	22.3	-11.8	0.1

EBIT less Tax - Full year equivalent	89.2	-47.2	0.1

Invested capital, opening balance	2,011.3	1,719.7	1,719.7
Invested capital, ending balance	2,081.5	1,735.6	2,011.3
Average invested capital	2,046.4	1,727.7	1,865.5

Return on Invested Capital (RoIC)	4.4%	-2.7%	0.0%

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3327

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines Adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in the Group adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	Q1 2022	Q1 2021	FY 2021
EBIT less Tax - Full year equivalent	89.2	-47.2	0.1
Impairment losses and reversals on tangible assets	2.6	-	4.6
EBIT less tax and impairment	91.8	-47.2	4.7

Average invested capital¹⁾	2,046.4	1,727.7	1,865.5
Average impairment ²⁾	40.3	42.8	42.3
Average invested capital adjusted for impairment	2,086.7	1,770.5	1,907.8

Adjusted RoIC	4.4%	-2.7%	0.2%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure that Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	31 March	31 March	31 December
USDm	2022	2021	2021
Tangible and intangible fixed assets	1,953.1	1,757.1	1,960.9
Investments in joint ventures	1.4	1.6	1.5
Deferred tax asset	0.6	0.6	0.7
Other investments	0.2	-	-
Bunkers	58.6	30.0	48.8
Accounts receivables	172.1	88.9	129.6
Assets held-for-sale	30.6	-	13.2
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Trade payables ²⁾	-70.7	-78.0	-79.0
Provisions	-18.3	-18.3	-18.3
Current tax liabilities	-0.9	-1.1	-0.9
Invested capital	2,081.5	1,735.6	2,011.3

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables and Other liabilities.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3328

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Net interest-bearing debt: Net interest-bearing debt is defined as borrowings (current and non-current), less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	31 March	31 March	31 December
USDm	2022	2021	2021
Borrowings¹⁾	1.099,0	864,5	1.148,4
Loan receivables	-4,6	-4,6	-4,6
Cash and cash equivalents, including restricted cash	-94,6	-116,5	-171,7
Net interest-bearing debt	999,8	743,4	972,1

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs.

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	31 March	31 March	31 December
USDm	2022	2021	2021

Vessel values including newbuildings (broker values)	1,957.4	1,705.1	1,926.0
Total (value)	1,957.4	1,705.1	1,926.0

Borrowings ¹⁾	1,099.0	864.5	1,148.4
- Hereof debt regarding Land and buildings & Other plant and operating equipment	-5.0	-7.4	-5.6
Committed CAPEX	13.3	209.7	39.9
Loan receivable	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-94.6	-116.5	-171.7
Total (loan)	1,008.1	945.7	1,006.4

Net Loan-to-value (LTV) ratio	51.5%	55.5%	52.3%

¹⁾ Borrowings include long-term and short-term borrowings, excluding lease liabilities related to right-of-use assets, as well as capitalized loan costs.

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3329

GLOSSARY
ALTERNATIVE PERFORMANCE MEASURES – continued

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure that Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:
	31 March	31 March	31 December
USDm	2022	2021	2021
Total vessel values (broker values)	1,957.4	1,705.1	1,926.0
Committed CAPEX	-13.3	-209.7	-39.9
Land and buildings	4.3	5.9	4.8
Other plant and operating equipment	6.0	7.2	6.3
Investments in joint ventures	1.4	1.6	1.5
Loan receivables	4.6	4.6	4.6
Deferred tax asset	0.6	0.6	0.7
Other investments	0.2	-	-
Bunkers	58.6	30.0	48.8
Freight receivables	100.4	52.2	84.0
Other receivables	64.5	33.7	40.0
Prepayments	7.2	3.0	5.6
Cash position	94.6	116.5	171.7
Borrowings ¹⁾	-1,099.0	-864.5	-1,148.4
Trade payables	-35.6	-18.7	-35.3
Current tax liabilities	-0.9	-1.1	-0.9
Other liabilities	-35.1	-59.3	-43.7
Provisions	-18.3	-18.3	-18.3
Total Net Asset Value (NAV)	1,097.6	788.8	1,007.5
Total number of shares, end of period excluding treasury shares (million)	80.9	74.4	80.7
Total Net Asset Value per share (NAV/share)	13.6	10.6	12.5

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Furthermore, it expresses TORM’s ability to act and invest when possibilities occur.

	31 March	31 March	31 December
USDm	2022	2021	2021
Cash and cash equivalents, including restricted cash	94.6	116.5	171.7
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	45.0	212.9	38.2
Liquidity	139.6	329.4	209.9

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q1 2022	Q1 2021	FY 2021
Net cash flow from operating activities	17.9	9.8	47.9
Net cash flow from investing activities	-39.7	-31.9	-290.6
Free cash flow	-21.8	-22.1	-242.7

TORM INTERIM RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2022	3330